8/28/04

RECD S.E.C.
JUN 18 2004
603

04015519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

amended

SEC FILE NUMBER
8- 38815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 MILL STREET
(No. and Street)

ROCHESTER, NY 14614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN B. WILSON 585-777-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PENTA & CO., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

350 CALKINS ROAD (Address) ROCHESTER (City) NY (State) 14623 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 MILL STREET
(No. and Street)

ROCHESTER, NY 14614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN B. WILSON 585-777-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PENTA & CO., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

350 CALKINS ROAD ROCHESTER NY 14623
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DEVON SECURITIES, INC.
ROCHESTER, NEW YORK
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2003 AND 2002

Penta & Co., P.C.

CONTENTS

PENTA
& CO.,
P.C.
Certified Public Accountants

Members of the AICPA and
the NYSSCPA

INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statement of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2003 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002, were audited by other auditors whose report dated January 25, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Penta + Co. P.C.

Rochester, New York
February 18, 2004

350 Calkins Road | Rochester, NY 14623 | 585-334-0420 | 585-334-1299 fax
rpentacpa.com

DEVON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003		December 31, 2002	
ASSETS				
CURRENT ASSETS				
Cash, including interest-bearing account	$	8,877	$	6,942
Commissions receivable		3,702		4,385
Prepaid expenses		647		265
TOTAL CURRENT ASSETS		13,226		11,592
OTHER ASSET				
Non-marketable securities		2,475		3,300
	$	15,701	$	14,892

LIABILITY AND SHAREHOLDER'S EQUITY

	2003		2002	
CURRENT LIABILITY - Accrued expenses	$	2,400	$	2,400
SHAREHOLDER'S EQUITY				
Common stock, $750 stated value:				
Authorized, 200 shares				
Issued and outstanding, 10 shares		7,500		7,500
Retained earnings		5,801		4,992
		13,301		12,492
	$	15,701	$	14,892

The accompanying notes are an integral part of the financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2003	2002
Commission income:		
Mutual funds	$ 18,655	$ 17,771
Other securities	16,430	48,104
	35,085	65,875
Operating expenses:		
Dues, licenses and fees	680	809
Office	968	388
Legal and professional	2,155	2,597
Franchise tax	100	100
	3,903	3,894
INCOME FROM OPERATIONS	31,182	61,981
Other income (expense):		
Interest income	12	3
Write-down of non-marketable securities	(825)	---
	(813)	3
NET INCOME	$ 30,369	$ 61,984
Net income per share of common stock, based upon common shares outstanding	$ 3,036.90	$ 6,198.40

The accompanying notes are an integral part of the financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2002	$ 7,500	$ 7,957	$ 15,457
Net income	---	61,984	61,984
Shareholder's distributions	---	(64,949)	(64,949)
BALANCE AT DECEMBER 31, 2002	**7,500**	**4,992**	**12,492**
Net income	---	30,369	30,369
Shareholder's distributions	---	(29,560)	(29,560)
BALANCE AT DECEMBER 31, 2003	**$ 7,500**	**$ 5,801**	**$ 13,301**

( ) Deductions.

The accompanying notes are an integral part of the financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2003	2002
CASH FLOWS - OPERATING ACTIVITIES		
Net income for the year	$ 30,369	$ 61,984
Adjustment to reconcile net income to net cash provided from operating activities:		
Write-down of non-marketable securities	825	---
Change in certain asset and liability affecting operations:		
Commissions receivable	683	2,871
Prepaid expenses	(382)	---
NET CASH PROVIDED FROM OPERATING ACTIVITIES	31,495	64,855
CASH FLOWS - FINANCING ACTIVITIES		
Shareholder's distributions	(29,560)	(64,949)
NET CASH USED FOR FINANCING ACTIVITIES	(29,560)	(64,949)
NET INCREASE (DECREASE) IN CASH	1,935	(94)
Cash at beginning of year	6,942	7,036
CASH AT END OF YEAR	$ 8,877	$ 6,942

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
The Company was incorporated on July 8, 1987, in the state of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Estimates
Although the preparation of financial statements often requires estimating some information, estimates were not necessary to prepare the accompanying financial statements.

Revenue recognition
Commission revenue is recorded on a trade date basis.

Income taxes
The Company is an S corporation under the provisions of the Internal Revenue Code and New York State Tax Code. Under these provisions, the Company will not pay federal and New York State income taxes on its income. Instead, the shareholder is liable for individual federal and New York State income taxes based on the Company's taxable income.

However, New York State imposes a minimum franchise tax, as reflected in the accompanying statements of income.

NOTE B: RELATED PARTY

Devon Securities, Inc. (Devon) operates from the offices of another company related through common ownership. By agreement with the related company, Devon is not required to pay any costs related to sharing these facilities.

NOTE C: NON-MARKETABLE SECURITIES

The Company purchased warrants in THE NASDAQ STOCK MARKET, INC. These securities are not publicly traded. The warrants currently authorize the Company to purchase 900 shares of NASDAQ stock from 2004 to 2006 at exercise prices ranging from $14.00 to $16.00. Warrants to purchase 300 shares expired on June 27, 2003. Accordingly, the Company wrote-down its original investment of $3,300 for 1200 shares by $825.

NOTE D: REGULATORY REQUIREMENTS

As required by Securities Regulations, the Company has calculated its Net Capital, as defined by Rule 15c3-1, and its Required Net Capital as of December 31, 2003 and 2002. The Net Capital as of December 31, 2003 and 2002, was $10,179 and $8,927, respectively. The required net capital was $5,000 at both December 31, 2003 and 2002.

DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

PENTA
& CO.,
P.C.
Certified Public Accountants

Members of the AICPA and
the NYSSCPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder
Devon Securities, Inc.

We have audited the accompanying financial statements of Devon Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 18, 2004, as presented on page 3 hereof. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 11 and 12 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The basic financial statements of Devon Securities, Inc. for the year ended December 31, 2002, were audited by other auditors whose report dated January 25, 2003, expressed an unqualified opinion on those financial statements. Their report, as of the same date, on the other financial information stated that, in their opinion, such information was fairly stated in all material respects in relation to the basic financial statements for the year ended December 31, 2002, taken as a whole.

Penta + Co. P.C.

Rochester, New York
February 18 2004

350 Calkins Road | Rochester, NY 14623 | 585-334-0420 | 585-334-1299 fax
rpentacpa.com

DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

	December 31, 2003	December 31, 2002
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statement of financial condition	$ 13,301	$ 12,492
Deduct assets excluded from computation of net capital under Rule 15c3-1(c)(2)(iv)(A) and Rule 15c3-1(f):		
Prepaid expenses	647	265
Non-marketable securities	2,475	3,300
	3,122	3,565
NET CAPITAL	$ 10,179	$ 8,927
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 160	$ 160
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 5,179	$ 3,927
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 9,939	$ 8,687
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 2,400	$ 2,400
TOTAL AGGREGATE INDEBTEDNESS	$ 2,400	$ 2,400
Percentage of aggregate indebtedness to net capital	23.6%	26.9%
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per the accompanying statement of financial condition)	15.3%	16.1%

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

Net capital as reported by the Company on Form X-17A-5, Part IIA	$ 12,647
Reconciling item:	
Less: Net effect of audit adjustments	2,468
Net capital as reported in supplementary schedule submitted with audited financial statements	$ 10,179

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (k)(2)(ii) – introducing broker.

PENTA & CO., P.C.
Certified Public Accountants

Members of the AICPA and the NYSSCPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Devon Securities, Inc.

In planning and performing our audit of the financial statements of Devon Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

350 Calkins Road | Rochester, NY 14623 | 585-334-0420 | 585-334-1299 fax
rpentacpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Penta + Co. P.C.

Rochester, New York
February 18, 2004